SUNRISE REAL ESTATE GROUP, INC.

Suite 701, No. 333, Zhaojiabang Road
Shanghai, China 200032
TEL. +86.21. 6422.0505 / FAX +86.21.6422.8337

August 27, 2008

VIA FED EX & FAX TO +202.772.9210

Kristi Marrone
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Kristi Marrone:

The Company acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Best Regards,

/s/ Wang, Wen Yan

Wang, Wen Yan
Chief Financial Officer